Exhibit 4.1

EMERGENCY MEDICAL SERVICES CORPORATION

DEFERRED COMPENSATION PLAN

ARTICLE 1
PURPOSE

In recognition of the services provided by certain key employees, Emergency Medical Services Corporation, a Delaware corporation, has adopted the Emergency Medical Services Corporation Deferred Compensation Plan, effective as of June 30, 2010, to make additional retirement benefits and increased financial security available on a tax-favored basis to those individuals.  The Plan is intended to be a nonqualified deferred compensation plan that complies with the provisions of Code Section 409A.  The Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees.

ARTICLE 2
DEFINITIONS

“Affiliate” means: (a) any firm, partnership, or corporation that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company; (b) any other organization similarly related to the Company that is designated as such by the Company; and (c) any other entity 50% or more of the economic interests in which are owned, directly or indirectly, by the Company.

“Beneficiary” means the person or persons designated as such in accordance with Section 7.3.

“Board” means the Board of Directors of the Company.

“Change of Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, within the meaning of Code Section 409A and the regulations and Internal Revenue Service guidance issued thereunder.

“Class Year Distribution Account(s)” means, with respect to a Participant for each Plan Year, the Class Year Distribution Account established on the books of account of the Company, pursuant to Section 5.1, for that Participant.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Emergency Medical Services Corporation Deferred Compensation Plan Committee, appointed from time to time by the Company.

“Company” means Emergency Medical Services Corporation, a Delaware corporation.

“Compensation” means, for any Eligible Employee, the cash remuneration for services payable by the Employer with respect to a Plan Year, but excluding (even if includible in gross income) reimbursements or other expense allowances, fringe benefits, moving expenses and welfare benefits, as determined by the Company from time to time and communicated to Eligible Employees.

“Disability” means a disability within the meaning of Code Section 409A(a)(2)(C) and the regulations issued thereunder.

“Disabled” means having a Disability.  The determination of whether a Participant is Disabled shall be made by the Plan Administrator, whose determination shall be conclusive.

“Discretionary Company Credit” means a credit to the Participant’s Class Year Distribution Account by the Company pursuant to Section 4.3 of the Plan.

“Earnings Crediting Options” means the deemed investment options selected by the Participant from time to time pursuant to which deemed earnings or losses are credited or debited, as the case may be, to the Participant’s Class Year Distribution Accounts.

“Effective Date” means June 30, 2010.

“Eligible Employee” means an Employee who has been determined and designated by the Compensation Committee to be eligible to participate in the Plan.

“Employee” means any individual employed by the Employer on a regular, full-time basis (in accordance with the personnel policies and practices of the Employer), including citizens of the United States employed outside of their home country and resident aliens employed in the United States; provided, however, that to qualify as an “Employee” for purposes of the Plan, the individual must be a member of a “select group of management or highly compensated employees” within the meaning of Sections 201, 301 and 401 of ERISA; provided further, that the following individuals shall not be eligible to participate in the Plan:  (a) individuals who are not classified by the Employer as its employees, even if they are retroactively recharacterized as employees by a third party or the Employer, (b) individuals for whom the Employer does not report wages on Form W-2 or who are not on an employee payroll of the Employer, and (c) individuals who have entered into an agreement with the Employer which excludes them from participation in employee benefit plans of the Employer (whether or not they are treated or classified as employees for certain specified purposes that do not include eligibility in the Plan).

“Employer” means the Company, as well as each Affiliate identified in Appendix A as may from time to time participate in the Plan by or pursuant to authorization of the Company.

“Enrollment Agreement” means the authorization form which an Eligible Employee files with the Plan Administrator or its designee to participate in the Plan, including, without limitation, one that is completed and/or sent electronically in a manner specified by the Plan Administrator.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Participant” means an Eligible Employee who has filed a completed and executed Enrollment Agreement with the Plan Administrator or its designee and is participating in the Plan in accordance with the provisions of Article 4.  In the event of the death or incompetency of a Participant, the term shall mean his or her personal representative or guardian.  An individual shall remain a Participant until that individual has received full distribution of any vested amount credited to the Participant’s Class Year Distribution Account(s).

“Plan” means the Emergency Medical Services Corporation Deferred Compensation Plan, as amended from time to time.

“Plan Administrator” means the Committee.

“Plan Year” means the 12-month period beginning on each January 1 and ending on the following December 31.  The initial Plan Year shall be June 30, 2010 to December 31, 2010.

“Retirement” means a Participant’s separation from Service with the Employer (other than on account of death) after attaining age 55 and completing at least ten (10) years of Service.

“Service” means the period of time during which an employment relationship exists between an Employee and the Employer, including any period during which the Employee is on an approved leave of absence, whether paid or unpaid.  “Service” shall not be deemed to have ceased if an Employee transfers directly between the Employer and an Affiliate.  A determination of whether “Service” has ceased shall be made in a manner consistent with the default rules under the Code Section 409A regulations.

“Subsequent Election” means an election made by a Participant in accordance with Section 4.1(d).

“Unforeseeable Emergency” means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent (as defined in Code Section 152(a)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

ARTICLE 3
ADMINISTRATION OF THE PLAN AND DISCRETION

3.1.          The Committee, as Plan Administrator, shall have full power and authority to interpret the Plan, to prescribe, amend and rescind any rules, forms and procedures as it deems necessary or appropriate for the proper administration of the Plan and to make any other determinations and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan.  All action taken by the Plan Administrator arising out of, or in connection with, the administration of the Plan or any rules adopted thereunder, shall, in each case, lie within its sole discretion, and shall be final, conclusive and binding upon the Company, the Board, all Employers, all Employees, all Participants, all Beneficiaries and all persons and entities having an interest therein.  The Committee, may, however, delegate to any person or entity any of its powers or duties under the Plan.  To the extent of any such delegation, the delegate shall become the Plan Administrator responsible for administration of the Plan, and references to the Plan Administrator shall apply instead to the delegate.  Any action by the Committee assigning any of its responsibilities to specific persons who are directors, officers, or employees of the Company shall not constitute delegation of the Committee’s responsibility but rather shall be treated as the manner in which the Committee has determined internally to discharge such responsibility.

3.2.          The Plan Administrator shall serve without compensation for its services unless otherwise determined by the Board.  All expenses of administering the Plan shall be paid by the Company.

3.3.          The Company shall indemnify and hold harmless the Plan Administrator and the members thereof from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Board) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.

3.4.          Any decisions, actions or interpretations to be made under the Plan by the Company, the Board, any Employer or the Plan Administrator shall be made in its respective sole discretion, not as a fiduciary, and need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive on all persons interested in the Plan.

3.5.          Upon a Change in Control, the Committee, as constituted immediately prior to such Change in Control, shall continue to act as the Committee. The individual who was the Chief Executive Officer of the Company (or if such person is unable or unwilling to act, the next highest ranking officer) prior to the Change in Control shall have the authority (but shall not be obligated) to appoint an independent third party to act as the Committee.

Upon such Change in Control, the Company may not remove the Committee, unless 2/3rds of the members of the Board of Directors of the Company and a majority of Participants and Beneficiaries with Account Balances consent to the removal and replacement Committee. Notwithstanding the foregoing, neither the Committee nor the officer described above shall have authority to direct investment of trust assets under any rabbi trust described in Section 7.10.

The participating Employer shall, with respect to the Committee identified under this Section: (i) pay all reasonable expenses and fees of the Committee; (ii) indemnify the Committee (including individuals serving as Committee) against any costs, expenses and liabilities including, without limitation, reasonable attorneys’ fees and expenses arising in connection with the performance of the Committee hereunder, except with respect to matters resulting from the Committee’s gross negligence or willful misconduct; and (iii) supply full and timely information to the Committee on all matters related to the Plan, any rabbi trust, Participants, Beneficiaries and Accounts as the Committee may reasonably require.

ARTICLE 4
PARTICIPATION

4.1.          Election to Participate.

(a)           Eligibility and Timing of Election to Participate.  Any Eligible Employee may enroll in the Plan effective as of the first day of a Plan Year by filing a completed and fully executed Enrollment Agreement with the Plan Administrator by a date set by the Plan Administrator.

(i)            Filing of Enrollment Agreement.  Subject to clause (iii) below, an executed Enrollment Agreement must be filed by December 31 of the Plan Year preceding the Plan Year in which such Compensation is to be earned (and by June 30 preceding the initial Plan Year), or such other time as may be established by the Plan Administrator; provided, however, that all deferral elections under the Plan must be made at a time that is permitted under applicable law, including, without limitation, Code Section 409A.

(ii)           Revocation of Election.  Except as otherwise provided in Section 6.6(a), deferral elections for a Plan Year are irrevocable.

(iii)          Continuation of Election.  In the event a Participant who has filed an executed Enrollment Agreement for a Plan Year does not file a new Enrollment Agreement for the following Plan Year(s), such Participant’s then current deferral election shall continue in effect until the last day of the Plan Year in which the Participant does make a new deferral election in accordance with this Section 4.1.

(b)           Amount of Deferral.  Pursuant to the Enrollment Agreement, the Eligible Employee shall irrevocably elect the percentage by which (as a result of payroll deduction) the Participant’s Compensation will be deferred for the Plan Year.  Each Participant’s Enrollment Agreement shall designate separately the percentage of Compensation to be taken from the Participant’s base salary for the Plan Year; and the percentage to be taken from the Participant’s short term incentive compensation, long term incentive compensation and any other incentive compensation approved by the Company for the Plan Year and whether to defer any refund to the Participant of 401(k) contributions made to the Retirement Savings Plan.  Subject to the following sentence, the amount that may be deferred is any whole percentage of the Participant’s Compensation; provided, however, that deferrals will be made after required payroll tax deductions and any deductions elected by the Participant (including, but not limited to, deductions for payment for medical and other benefit coverages).  The Plan Administrator may establish maximum and/or minimum amounts and/or percentages that may be deferred under this Section 4.1 and may change such standards from time to time.  Any such maximum or minimum shall be communicated by the Plan Administrator to the Participants prior to the date by which Participants must submit an Enrollment Agreement with respect to the Plan Year for the type of Compensation to which the maximum or minimum applies.

(c)           Timing and Form of Payment of Distribution from Accounts.  At the time that a Participant makes a deferral election with respect to a Plan Year, the Participant shall designate the time and form in which such deferral and any Discretionary Company Credit made for such Plan Year (and notional earnings and losses thereon) shall be distributed; provided, however, that all Enrollment Agreements filed by an Eligible Employee must provide for distribution to be made at a time and in a form that is consistent with the distribution options made available under the Plan and permitted under applicable law, including, without limitation, Code Section 409A.  An election with respect to the time and form of benefit distributions may not be changed, except as expressly provided for herein.  In the event the Participant fails to make a valid election of the form of payment, the distribution will be made in a lump sum at the time required hereunder.

(d)           Subsequent Elections.  Each Participant who has made an election to defer Compensation may make a Subsequent Election to further defer the time of payment and/or change the form of payment for one or more of such Participant’s Class Year Distribution Accounts.  No such Subsequent Election shall be valid unless it is made 12 months prior to the previously scheduled payment date applicable to such Distribution Account and the payment commencement date is deferred for not less than five (5) years from the previously scheduled payment date.  In the event of the Participant’s separation from Service with the Company prior to the expiration of 12 months from the date the Subsequent Election is made, the Subsequent Election shall be of no effect.  For purposes of this subsection, a series of installment payments shall be considered a single payment.

(e)           Vesting.  All Compensation deferred by Participants under this Section 4.1, and any deemed earnings and losses thereon, shall be fully and immediately vested and nonforfeitable.

4.2.          Filing of Elections by New Eligible Employees.  The Plan Administrator may, in its discretion, permit an Employee who first becomes an Eligible Employee after the beginning of a Plan Year to enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement, in accordance with Section 4.1, as soon as practicable following the date the Employee becomes an Eligible Employee but, in any event, not later than 30 days after such date.  Notwithstanding the foregoing, however, any election by an Eligible Employee to defer Compensation pursuant to this Section 4.2 shall apply only to such amounts as are earned by the Eligible Employee after the date on which such Enrollment Agreement is filed.

4.3.          Discretionary Company Credits.  The Company may credit a Discretionary Company Credit under the Plan for a Plan Year.  Such Discretionary Company Credit, if any, and the amount thereof, will be credited in the sole and absolute discretion of the Company, and to such Participants or group(s) or category(ies) of Participants as shall be determined in the sole and absolute discretion of the Company.  Discretionary Company Credits under this Section 4.3, if any, and any deemed earnings and losses thereon, shall become vested and nonforfeitable in accordance with Section 6.2.

ARTICLE 5
ALLOCATION TO ACCOUNTS

5.1.          Accounts.  For each Participant, the Plan Administrator shall establish and maintain a Class Year Distribution Account for each Plan Year.  The amount of Compensation deferred for a Plan Year pursuant to Section 4.1 shall be credited by the Company to the Participant’s Class Year Distribution Account, in accordance with the Participant’s Enrollment Agreement, as soon as reasonably practicable following the close of the payroll period or incentive compensation payment date for which the deferred Compensation would otherwise be payable, as determined by the Plan Administrator in its sole discretion.  Any amount once taken into account as Compensation for purposes of the Plan shall not be taken into account thereafter.  Discretionary Company Credits, if applicable, pursuant to Section 4.3 for a Plan Year shall be credited by the Company to each eligible Participant’s Class Year Distribution Account, in accordance with such Participant’s Enrollment Agreement, at such time(s) as determined by the Plan Administrator in its sole discretion.  The Participant’s Class Year Distribution Account(s) shall be reduced by the amount of payments made by the Company to the Participant or the Participant’s Beneficiary pursuant to the Plan.

5.2.          Deemed Earnings and Losses on Accounts.

(a)           General.  A Participant’s Class Year Distribution Account(s) shall be credited and debited with deemed earnings and losses in accordance with the Earnings Crediting Options elected by the Participant from time to time.  Participants may allocate their Class Year Distribution Accounts among the Earnings Crediting Options available under the Plan only in whole percentages of not less than 1%.

(b)           Investment Options.  The deemed rate of return, positive or negative, credited or debited, as the case may be, under each Earnings Crediting Option is based upon the actual investment performance of the investment fund(s) as the Plan Administrator may designate from time to time, and shall equal the total return of such investment fund net of asset based charges, including, without limitation and as the Plan Administrator determines from time to time, money management fees, and fund expenses.  The amount of such deemed investment rate of return shall be determined by the Plan Administrator and such determination shall be final and conclusive upon all concerned.  The Plan Administrator reserves the right, on a prospective basis, to add or delete Earnings Crediting Options.  If a Participant does not make an election of an Earnings Crediting Option, the Participant’s Class Year Distribution Account will be allocated to such Earnings Crediting Option(s) as determined by the Plan Administrator in its sole discretion, and the Plan Administrator shall be absolved of any liability or responsibility for such action.

5.3.          Earnings Crediting Options.  Notwithstanding that the rates of return credited or debited to Participants’ Class Year Distribution Accounts under the Earnings Crediting Options are based upon the actual performance of the investment options specified in Section 5.2, or such other investment funds as the Plan Administrator may designate, the Company shall not be obligated to invest any Compensation deferred by Participants under this Plan, or any other amounts, in such portfolios or in any other investment funds.

5.4.          Changes in Earnings Crediting Options.  A Participant may change the Earnings Crediting Options to which the Participant’s Class Year Distribution Accounts are deemed to be allocated, subject to such rules and limitations as may be determined by the Plan Administrator.  Each such change may include (a) reallocation of the Participant’s existing Class Year Distribution Account(s) in whole percentages of not less than 1%, and/or (b) change in investment allocation of amounts to be credited to the Participant’s Class Year Distribution Account(s) in the future, as the Participant may elect.  The effect of a Participant’s change in Earnings Crediting Options shall be reflected in the Participant’s Class Year Distribution Account(s) at such time following the Plan Administrator’s receipt of notice of such change as shall be determined by the Plan Administrator in its sole discretion.

5.5.          Valuation of Accounts.  Except as otherwise provided in Section 5.7, the value of a Participant’s Class Year Distribution Account(s) as of any date shall equal the amounts theretofore credited or debited to such Distribution Account(s), including any earnings or losses (positive or negative) deemed to be earned on such Distribution Account(s) in accordance with Section 5.2 through the day preceding such date, less the amounts theretofore deducted from such Distribution Account(s).

5.6.          Statement of Accounts.  The Plan Administrator shall provide to each Participant, not less frequently than annually, a statement in such form as the Plan Administrator deems appropriate setting forth the balance standing to the credit of each Participant in each of his or her Class Year Distribution Accounts.

5.7.          Distributions from Accounts.

(a)           For purposes of any provision of the Plan relating to distribution of benefits to Participants or Beneficiaries, the value of a Participant’s Class Year Distribution Account(s) shall be determined as of a date as soon as reasonably practicable preceding the distribution date, as determined by the Plan Administrator in its sole discretion.  In the case of any benefit payable in the form of a single lump-sum payment, the value of a Participant’s Class Year Distribution Account(s), as determined pursuant to this Article 5, shall be distributed.  In the case of any benefit payable in the form of annual installments, as of any payment date, the amount of each installment payment shall be determined as the quotient of (x) the value of the Participant’s Class Year Distribution Account subject to distribution, as determined pursuant to this Article 5, divided by (y) the number of remaining annual installments immediately preceding the payment date.

(b)           In the case of any benefit payable in the form of annual installments upon Retirement, the initial installment will be paid on the first day of the first month that is more than six (6) months after such Retirement.  Subsequent installments will be valued on the next following December 31 and each December 31 thereafter, and shall be paid in the January next following each such December 31.

(c)           Any distribution made to or on behalf of a Participant from such Participant’s Class Year Distribution Account in an amount which is less than the entire balance of any such Distribution Account shall be made pro rata from each of the Earnings Crediting Options to which such Distribution Account is then allocated.

(d)           Any and all distributions from the Plan shall be made in cash.

ARTICLE 6
BENEFITS TO PARTICIPANTS

6.1.          Benefits From the Class Year Distribution Account(s).  Benefits from a Participant’s Class Year Distribution Account shall be paid to the Participant as follows:

(a)           In-Service Distributions.  In the case of a Participant who continues in Service, the portion of the Participant’s Class Year Distribution Account consisting solely of the Participant’s deferrals under Section 4.1 and earnings and losses thereon under Section 5.2 shall be paid or commence to be paid to the Participant on the payment date elected by the Participant in the Enrollment Agreement pursuant to which such Class Year Distribution Account was established (which payment date may be no earlier than the first month of the third Plan Year after the Plan Year for which such Class Year Distribution Account was established, e.g., January 2013 for the 2010 Class Year Distribution Account), in a lump sum or in up to five (5) annual installments, as elected by the Participant in the Enrollment Agreement or in a Subsequent Election.  Discretionary Company Credits pursuant to Section 4.3 and earnings and losses thereon, shall not be available for distribution while the Participant remains in Service.

(b)           Continuation of Service Condition.  In the case of a Participant whose Service with the Company ceases, the Participant’s elections in an Enrollment Agreement or in a Subsequent Election with respect to any in-service time and form of distribution of such Participant’s Class Year Distribution Account(s) for which distribution has not yet commenced shall be void and of no effect, and distribution of such Distribution Account(s) shall be governed by the Participant’s elections in an Enrollment Agreement or in a Subsequent Election applicable to distribution upon Retirement, separation from Service, Disability or death, as applicable.

6.2.          Vesting.  Discretionary Company Credits described in Section 4.3, above, and the earnings and losses thereon, shall vest in accordance with the vesting schedule(s) established by the Committee at the time that the Discretionary Company Credit is made.

6.3.          Benefits Upon Retirement.  Upon Retirement, each Class Year Distribution Account of the Participant shall be distributed in one of the following methods, as elected by the Participant in the Enrollment Agreement pursuant to which such Class Year Distribution Account was established or in a Subsequent Election:  (a) in a lump sum; or (b) in up to twenty (20) annual installments.  Distribution shall be made at the time and in the manner set forth in Section 5.7(b).  Prior to distribution, such Participant’s Distribution Account(s) shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until fully distributed.

6.4.          Benefits Upon Separation from Service.  In the case of a Participant whose Service with the Company ceases prior to Retirement, the vested portion of all of the Participant’s Class Year Distribution Accounts shall be distributed in a lump sum on the first day of the first month that is more than six (6) months after such separation from Service.  Prior to distribution, such Participant’s Distribution Account(s) shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until fully distributed.

6.5.          Benefits Upon Disability or Death.  In the case of a Participant who becomes Disabled or dies, all of the Participant’s Class Year Distribution Accounts for which distribution has not yet commenced shall be distributed in a lump sum upon such Disability or death.  Prior to distribution, such Participant’s Distribution Account(s) shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until fully distributed.

6.6.          Acceleration of Payment.

(a)           Unforeseeable Emergency.  In the event that the Plan Administrator, upon written request of a Participant, determines, in its sole discretion, that the Participant has suffered an Unforeseeable Emergency, the Company shall pay to the Participant from his or her Class Year Distribution Account(s), as soon as practicable following such determination, an amount necessary to meet such Unforeseeable Emergency, in a manner consistent with Code Section 409A and the regulations issued thereunder, after deduction of any and all taxes as may be required pursuant to Section 7.9 (the “Emergency Benefit”).  Emergency Benefits shall be paid first from the portion of the Participant’s Class Year Distribution Accounts consisting solely of the Participant’s deferrals under Section 4.1 and earnings and losses thereon, to the extent such portion of one or more of such Class Year Distribution Accounts is sufficient to meet the emergency, in the order in which such Accounts would otherwise be distributed to the Participant.  If the distribution exhausts the portion of the Class Year Distribution Accounts consisting solely of the Participant’s deferrals under Section 4.1 and earnings thereon, the remainder of the Participant’s Class Year Distribution Accounts may be accessed (to the extent vested).  With respect to that portion of any Class Year Distribution Account which is distributed to a Participant as an Emergency Benefit in accordance with this Section 6.6(a), no further benefit shall be payable to the Participant under this Plan.  Upon receipt of Emergency Benefits, the Participant’s deferral election under Section 4.1 shall be cancelled for the rest of the Plan Year in which the Emergency Benefits are paid.

(b)           Change of Control.  (i) To the extent permitted by the regulations under Code Section 409A, within the 30 days preceding or the twelve (12) months following a Change of Control, the Company may exercise its discretion to terminate this Plan and, notwithstanding any other provision of the Plan or the terms of any Enrollment Agreement or Subsequent Election, distribute to or with respect to each Participant all of his or her Class Year Distribution Accounts within twelve (12) months of the Company’s action to so terminate this Plan.  (ii) A Participant may elect in the Participant’s Enrollment Agreement to receive all his or her Class Year Distribution Accounts in a single lump sum payment upon a Change in Control, regardless of any election otherwise made in his or her Enrollment Agreement or Subsequent Election.

(c)           Other Acceleration Event.  To the extent permitted by Code Section 409A and the regulations issued thereunder, notwithstanding the terms of an Enrollment Agreement or Subsequent Election, distribution of all or part of a Participant’s Class Year Distribution Account(s) may be made at any time the Plan fails the requirements of Code Section 409A and the regulations thereunder, with such payment not to exceed the amount required to be included in the Participant’s income as a result of the failure.

6.7.          Limited Benefit Cash-Out.  If a Participant becomes eligible for a distribution in accordance with the provisions of this Article 6, the Plan Administrator shall, notwithstanding any election of the time and form of payment by the Participant, distribute to the Participant the Participant’s Class Year Distribution Account(s) in a lump sum, if the total value of the Participant’s Class Year Distribution Account(s) on the date that payment is to commence does not exceed the maximum amount permitted to be automatically distributed under Section 1.409A-3(j)(4)(v)(B) of the regulations promulgated under Code Section 409A and provided that the payment results in the termination and liquidation of the entirety of the Participant’s interest under the Plan, including any other arrangements treated as a single nonqualified deferred compensation plan under Code Section 409A and the regulations and guidance thereunder.

ARTICLE 7
MISCELLANEOUS

7.1.          Amendment and Termination.  The Plan may be amended, suspended, discontinued or terminated at any time by the Company; provided, however, that no such amendment, suspension, discontinuance or termination shall reduce or in any manner adversely affect the rights of any Participant with respect to benefits that are payable or may become payable under the Plan based upon the vested balance of the Participant’s Class Year Distribution Account(s) as of the effective date of such amendment, suspension, discontinuance or termination.  Notwithstanding the preceding provisions of this Section 7.1, the Company reserves the right to amend the Plan, either retroactively or prospectively, in whatever manner is required to achieve compliance with the requirements of Code Section 409A.

7.2.          Claims Procedure.  It is intended that the claims procedures of this Plan be administered in accordance with the claims procedure regulations of the Department of Labor set forth in 29 CFR §2560.503-1.

(a)           Claim.  A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a “Claimant”) may file a written request for such benefit with the Vice President — Compensation and Benefits, setting forth the claim.

(b)           Claim Decision.  Upon receipt of a claim, the Vice President — Compensation and Benefits shall advise the Claimant within ninety (90) days of receipt of the claim whether the claim is denied.  If special circumstances require more than ninety (90) days for processing, the Claimant will be notified in writing within ninety (90) days of filing the claim that the Plan Administrator requires up to an additional ninety (90) days to reply.  The notice will explain what special circumstances make an extension necessary and indicate the date a final decision is expected to be made.

If the claim is denied in whole or in part, the Claimant shall be provided a written opinion, using language calculated to be understood by the Claimant, setting forth:

(i)            The specific reason or reasons for such denial;

(ii)           The specific reference to pertinent provisions of this Plan on which such denial is based;

(iii)          A description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary;

(iv)          Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review;

(v)           The time limits for requesting a review under subsection (c) and for review under subsection (d) hereof; and

(vi)          The Claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination.

(c)           Request for Review.  Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Plan Administrator review its determination. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Plan Administrator.  If the Claimant does not request a review of the initial determination within such sixty (60) day period, the Claimant shall be barred and estopped from challenging the determination.

(d)           Review of Decision.  Within sixty (60) days after the Plan Administrator’s receipt of a request for review, it will review the initial determination.  After considering all materials presented by the Claimant, the Plan Administrator will render a written opinion, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of the Plan on which the decision is based.  If special circumstances require that the sixty (60) day time period be extended, the Plan Administrator will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

If the claim is denied upon review, in whole or in part, the notice of disposition shall include the specific reason for the denial, identify the specific provision of the Plan upon which the denial is based, include a statement advising the claimant of his or her right to receive, upon written request and free of charge, reasonable access to and copies of all documents, records and other information which are relevant to the claimant’s claim and include a statement advising the claimant of his right to bring a civil action under Section 502(a) of ERISA if his or her claim is denied, in whole or in part, upon review.

Notwithstanding anything herein, if a claimant is denied a benefit because he or she is determined not to be disabled and he or she makes a claim pursuant to such denial, the provisions of this paragraph shall apply.  Upon receipt of a claim, the reply period shall be forty-five (45) days.  If, prior to the end of such 45-day period, the claims reviewer determines that, due to matters beyond the control of the Plan, a decision cannot be rendered, the period for making the determination may be extended for up to thirty (30) days, and the claims reviewer shall notify the claimant, prior to the expiration of such 45-day period, of the circumstances requiring an extension and the date by which the Plan expects to render a decision.  If, prior to the end of the first 30-day extension period, the claims reviewer determines that, due to matters beyond the control of the Plan, a decision cannot be rendered within that extension period, the period for making the determination may be extended for up to an additional thirty (30) days, and the claims reviewer shall notify the claimant, prior to the expiration of the first 30-day extension period, of the circumstances requiring the extension and the date by which the Plan expects to render a decision.  In the case of any extension described in this paragraph, the notice of extension shall specifically explain the standards on which entitlement to a benefit is based, the unresolved issues that prevent a decision on the claim and the additional information needed to resolve those issues, and the claimant shall be afforded forty-five (45) days within which to provide the specified information.  If information is requested, the period for making the benefit determination shall be tolled from the date on which notification of an extension is sent to the claimant until the date on which the claimant responds to the request for information.  Within one hundred eighty (180) days after receiving the written notice of an adverse disposition of the claim, the claimant may request in writing, and shall be entitled to, a review of the benefit determination.  In deciding an appeal of any adverse benefit determination that is based in whole or in part on a medical judgment, the Plan shall consult with a health care professional who has appropriate training and experience in the field of medicine involved in the medical judgment.  Such health care professional shall be an individual who is neither an individual who was consulted in connection with the adverse benefit determination that is the subject of the appeal nor the subordinate of any such individual.  The medical or vocational experts whose advice was obtained on behalf of the Plan in connection with the claimant’s adverse benefit determination will be identified to the claimant.  If the claimant does not request a review within one hundred eighty (180) days after receiving written notice of the original’s disposition of the claim, the claimant shall be deemed to have accepted the original written disposition.  A decision on review shall be rendered in writing by the Plan within a reasonable period of time, but ordinarily not later than forty-five (45) days after receipt of the claimant’s request for review by the Plan, unless the Plan determines that special circumstances require an extension of time for processing the claim.  If the Plan determines that an extension of time for processing is required, written notice of the extension shall be furnished to the claimant prior to the termination of the initial forty-five (45) period.  In no event shall such extension exceed a period of forty-five (45) days from the end of the initial period.  The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan expects to render the determination on review.  In the event the extension is due to a claimant’s failure to submit information necessary to decide the claim, the claimant shall be afforded forty-five (45) days within which to provide the specified information, and the period for making the benefit determination on review shall be tolled from the date on which notification of the extension is sent to the claimant until the date on which the claimant responds to the request for additional information.

To the extent permitted by law, a decision on shall be binding and conclusive upon all persons whomsoever.  Completion of the claims procedure described in this Section shall be a mandatory precondition that must be complied with prior to commencement of a legal or equitable action in connection with the Plan by a person claiming rights under the Plan, or by another person claiming rights through such a person.

7.3.          Designation of Beneficiary.  Each Participant may designate a Beneficiary or Beneficiaries (which Beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant’s death.  Such designation may be changed or canceled at any time without the consent of any such Beneficiary.  Any such designation, change or cancellation must be made in a form approved by the Plan Administrator and shall not be effective until received by the Plan Administrator, or its designee.  If no Beneficiary has been named, or the designated Beneficiary or Beneficiaries shall have predeceased the Participant, the Beneficiary shall be the Participant’s estate.  If a Participant designates more than one Beneficiary, the interests of such Beneficiaries shall be paid in equal shares, unless the Participant has specifically designated otherwise.

7.4.          Limitation of Participant’s Right.  Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in Service, nor shall it interfere with the rights of the Employer to terminate the employment of any Participant and/or to take any personnel action affecting any Participant without regard to the effect which such action may have upon such Participant as a recipient or prospective recipient of benefits under the Plan.  Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any other arrangement established by the Company or its Affiliates for the benefit of its employees.

7.5.          No Limitation on Company Actions.  Nothing contained in the Plan shall be construed to prevent the Company from taking any action which is deemed by it to be appropriate or in its best interest.  No Participant, Beneficiary, or other person shall have any claim against the Company as a result of such action.

7.6.          Obligations to Company.  If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to the Employer, then the Employer may offset such amount owed to it against the amount of benefits otherwise distributable, to the extent and in the manner and amount permitted under Section 1.409A-3(j)(4)(xiii).  Such determination shall be made by the Plan Administrator in its sole discretion.

7.7.          Nonalienation of Benefits.  Except as expressly provided herein, no Participant or Beneficiary shall have the power or right to transfer (otherwise than by will or the laws of descent and distribution), alienate, or otherwise encumber the Participant’s or Beneficiary’s interest under the Plan.  The Employer’s obligations under this Plan are not assignable or transferable, except to (a) any corporation or other entity which acquires all or substantially all of the Employer’s assets or (b) any corporation or other entity into which the Employer may be merged or consolidated.  The provisions of the Plan shall inure to the benefit of each Participant and the Participant’s Beneficiaries, heirs, executors, administrators or successors in interest.

7.8.          Protective Provisions.  Each Participant shall cooperate with the Company by furnishing any and all information requested by the Company in order to facilitate the payment of benefits hereunder, taking such physical examinations as the Company may deem necessary and taking such other relevant action as may be requested by the Company.  If a Participant refuses to cooperate, the Company shall have no further obligation to the Participant under the Plan, other than payment to such Participant of the then current vested balance of the

Participant’s Class Year Distribution Account(s) in accordance with his or her applicable Enrollment Agreement and/or Subsequent Election.

7.9.          Taxes.  The Employer may make such provisions and take such action as it may deem appropriate for the withholding of any taxes which the Employer is required by any law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with any benefits under the Plan, including, but not limited to, the withholding of appropriate sums from any amount otherwise payable to the Participant (or his or her Beneficiary).  Each Participant, however, shall be responsible for the payment of all individual tax liabilities relating to any such benefits.

7.10.        Unfunded Status of Plan.  The Plan is an “unfunded” plan for tax and ERISA purposes.  This means that the value of each Class Year Distribution Account of a Participant is based on the value assigned to a hypothetical bookkeeping account, which is invested in hypothetical shares or units of investments funds available under the Plan.  As the nature of the investment fund which forms the “index” or “meter” for the valuation of the bookkeeping account changes, the valuation of the bookkeeping account changes as well.  The amount owed to a Participant is based on the value assigned to the bookkeeping account.  The Company may decide to use a “rabbi trust” to anticipate its potential Plan liabilities, and it may attempt to have Plan investments mirror the hypothetical investments deemed credited to the bookkeeping accounts.  However, the liability to pay the benefits is the Company’s, and the assets of the rabbi trust are potentially available to satisfy the claims of non-participant creditors of the Company.  Each Class Year Distribution Account of a Participant shall at all times represent a general obligation of the Company.  The Participant shall be a general creditor of the Company with respect to this obligation, and shall not have a secured or preferred position with respect to the Participant’s Class Year Distribution Account(s).  Nothing contained herein shall be deemed to create an escrow, trust, custodial account or fiduciary relationship of any kind.

7.11.        Severability.  If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

7.12.        Governing Law.  The Plan shall be construed in accordance with and governed by the laws of the State of New York, without reference to the principles of conflict of laws.

7.13.        Headings.  Headings are inserted in this Plan for convenience of reference only and are to be ignored in the construction of the provisions of the Plan.

7.14.        Gender, Singular and Plural.  All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require.  As the context may require, the singular may read as the plural and the plural as the singular.

7.15.        Notice.  Any notice or filing required or permitted to be given to the Plan Administrator under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to Emergency Medical Services Corporation.:  6200 S. Syracuse Way, Suite 200, Greenwood Village, CO 80111 Attention: Emergency Medical Services Corporation Deferred Compensation Plan Committee, or to such other entity as the Plan Administrator may designate from time to time.  Such notice shall be deemed given as of the date of delivery, or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

7.16.        Commencement of Payments.  All payments due and payable under the Plan on a designated payment date under the Plan shall be deemed to be made upon such date if such payment is made on such date or a later date within the same calendar year or, if later, by the fifteenth day of the third calendar month following the specified date (provided the Participant is not entitled, directly or indirectly, to designate the taxable year of the payment).  In addition, a payment is treated as made upon a designated payment date under the Plan if the payment is made no earlier than 30 days before the designated payment date and the Participant is not permitted, directly or indirectly, to designate the taxable year of the payment.

7.17.        Interpretation of Plan Provisions.  This Plan shall be interpreted in a manner consistent with the provisions of Code Section 409A and the regulations thereunder.

APPENDIX A

PARTICIPATING AFFILIATES

1.     EMS Management LLC

2.     EmCare Inc.

3.     American Medical Response, Inc.

4.     Any majority - owned subsidiaries of the entities listed in numbers 1-3 above.